HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 3,538,180
Mutual fund revenue receivable	362,891
Prepaid assets	38,857
Due from affiliate	74,941
Income tax receivable from affiliate	17,816
Deferred income tax asset	2,445
TOTAL ASSETS	**$ 4,035,130**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Due to affiliates	$ 1,244,210
Accrued liabilities	23,734
Total liabilities	1,267,944

STOCKHOLDER'S EQUITY:

Common stock, $100 par value; 250 shares authorized and outstanding	25,000
Additional paid-in capital	2,005,000
Retained earnings	737,186
Total stockholder's equity	2,767,186
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 4,035,130**

See notes to financial statements.